SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

Table of Contents

Press Release of January 19, 2012 — Conference Call invitation for investors and analysts full year 2011 results on Wednesday 15 February 2012.

Press Release of January 25, 2012 — Notification pursuant to Greek Law 3556/2007.

Press Release of February 15, 2012 — Coca-Cola Hellenic Bottling Company S.A. the Financial Calendar of 2012.

Press Release of March 8, 2012 — Information Pursuant to Article 4. Para 2F of LAW 3401/2005 Regarding the Admission for Listing of Shares of the Company Pursuant to Stock Option Plans for the Company’s Employees and for the Employees of its affiliated Companies.

Press Release of March 19, 2012 — Coca-Cola Hellenic Bottling Company S.A. announces trading date of new ordinary shares resulting from exercise of Stock Options.

Press Release of March 23, 2012 — Coca-Cola Hellenic Bottling Company S.A. announces filings with Hellenic Capital Market Commission.

Press Release of March 28, 2012 — Coca-Cola Hellenic Bottling Company S.A. announces internal corporate structure changes.

Press Release of April 2, 2012 — Coca-Cola Hellenic Bottling Company S.A. announces filing with the U.S. Securities and Exchange Commission.

Press Release of April 2, 2012 — Coca-Cola Hellenic Bottling Company S.A. announces effective date of Chief Financial Officer succession.

Press Release of April 10, 2012 — Conference Call invitation for investors and analysts First Quarter 2012 results on Thursday 10 May 2012.

Press Release of April 11, 2012 — Coca-Cola Hellenic Bottling Company S.A. announces publication of prospectus relating to EUR 3,000,000,000 Euro Medium Term Note Programme.

Conference call invitation for investors and analysts

full year 2011 results on Wednesday 15 February 2012

Athens, Greece — 19 January 2012 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, Company) announced today that it would release full year 2011 results on Wednesday 15 February 2012 at 8:30 am Athens Time, 6:30 am London Time, 1:30 am New York Time. The press release will be available as of that time on the company website: www.coca-colahellenic.com.

Coca-Cola Hellenic’s management will host a conference call with financial analysts, discussing the results on:

Date:	Wednesday 15 February 2012

Time:	2:30 pm Athens Time
12:30 pm London Time
7:30 am New York Time

Duration:	1 Hour

Participants should dial one of the following numbers and quote ‘Coca-Cola Hellenic’:

Greek participants please dial	00800 4413 1378
US participants please dial	+1 866 819 7111
UK participants please dial	0800 953 0329
Other Intl’ participants please dial	+44 1452 542 301

The conference call, which will include management’s remarks, followed by a question and answer session, will last approximately one hour.

Alternatively, participants can log on to www.coca-colahellenic.com/investorrelations/Webcasts/ for a live audio webcast of the conference call. Please dial-in approximately 10 minutes ahead of the scheduled start time to ensure your participation.

Replay after the conference call:

This service will be available until and including 22 February 2012

Greece and other international callers please dial	+44 1452 55 00 00
US callers please dial	1866 247 4222
UK callers please dial	0800 953 1533

Access code: 1602505#

Replay through the Internet:

An audio archive of the same replay can also be accessed following the conference call through the Internet at www.coca-colahellenic.com/investorrelations/Webcasts/. This service will be available until 29 February 2012.

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Pendomer Communications LLP Greg Quine	Tel: (+44) 0 2036035222 email: greg.quine@pendomer.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Notification pursuant to Greek Law 3556/2007

Athens, Greece — 25 January 2012 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Company) announces, pursuant to Law 3556/2007, that on 24 January 2012 Coca-Cola Hellenic was informed by CREDIT SUISSE GROUP AG that pursuant to a transaction on 20 January 2012, the number of ordinary shares and voting rights held by CREDIT SUISSE GROUP AG in the Company fell below 5% of the Company’s share capital.

Prior to 20 January 2012, CREDIT SUISSE GROUP AG held 18,691,946 ordinary shares and voting rights in the Company representing 5.0995% of the Company’s share capital. Following the notified transaction on 20 January 2012, CREDIT SUISSE GROUP AG held 15,236,487 ordinary shares and voting rights corresponding to 4.157% of the Company’s total ordinary shares and voting rights.

CREDIT SUISSE GROUP AG further informed the Company that as of 20 January 2012 it held such ordinary shares and voting rights through the following entities:

Corporate name of controlled	Resulting situation after the triggering transaction
undertakings	Number of voting rights	% of voting rights
Credit Suisse AG	55,518	0.015
Credit Suisse Fund Management Company (Ireland)	58,842	0.016
Credit Suisse Fund Management S.A.	82,482	0.023
Credit Suisse Funds AG	260,535	0.071
Credit Suisse International	14,650,000	3.997
Credit Suisse Life (Bermuda) Ltd	1,520	0.0004
Credit Suisse Securities (Europe) Limited	126,861	0.035
Credit Suisse Securities (USA) LLC	729	0.0002
Total	15,236,487	4.157

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Pendomer Communications LLP Greg Quine	Tel: (+44) 0 2036035222 email: greg.quine@pendomer.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces the Financial Calendar of 2012

Athens, Greece — 15 February 2012 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announced today the Financial Calendar of 2012 according to article 4.1.4.3.1 of the Athens Exchange Regulation:

15 February 2012 — Full Year 2011 Financial Results Announcement

15 February 2012 — Conference Call with Financial Analysts on Full Year 2011 Financial Results

23 March 2012 — Publication of Audited Full Year 2011 Financial Results

25 June 2012 — Annual General Meeting of Shareholders

Based on legislation enacted in 2011, inbound dividends from qualifying investments in EU subsidiaries have been exempt from corporate income tax in Greece. However, guidance has yet to be issued on the implementation details of this provision.  Given the uncertainty surrounding this issue, we did not repatriate foreign dividends to enable us to pay an annual dividend for 2011.

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Pendomer Communications LLP Greg Quine	Tel: (+44) 0 2036035222 email: greg.quine@pendomer.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

INFORMATION PURSUANT TO ARTICLE 4 PARA. 2 F OF LAW 3401/2005 REGARDING THE ADMISSION FOR LISTING OF SHARES OF THE COMPANY PURSUANT TO STOCK OPTION PLANS FOR THE COMPANY’S EMPLOYEES AND FOR THE EMPLOYEES OF ITS AFFILIATED COMPANIES

Maroussi, Greece — March 8, 2012 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”), makes this announcement in connection with the exercise in February 2012 of Stock Options by employees (and former employees) of the Company and its affiliated companies pursuant to Stock Option Plans approved by General Meetings of the Company. The announcement contains the exercise prices and the number of shares that were granted and will be listed on the Athens Exchange upon application by the Company.

1.             The offering was made to 61 employees of the Company (36 of which are former employees or employees of the Company’s foreign affiliates). Out of those employees, 1 person (former employee) exercised Stock Options by written notice to the Company’s Board of Directors. The offering was made with respect to an aggregate of 6,159,856 new ordinary shares of the Company, of a nominal value of €1.50 each, out of which 5,334 Options were actually exercised and an equal number of shares were issued.

2.             The total number of Stock Options that have been granted by the Board of Directors to this date, as authorised by the General Meeting of shareholders, amounts to 20,579,211. Out of these Options, 9,729,218 are currently in force (i.e. they have neither been exercised nor forfeited), of which 6,154,522 Options have already vested and the others will vest in stages until December 15, 2021.

3.             The exercise price of the new shares is as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Exercise price in EUR after the bonus issuance and before the adjustment for capital return*		Adjusted exercise price in EUR following the 2009 capital return*		Adjusted exercise price in EUR following the 2011 capital return*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	12,08		8,05		6,55		6,05		0	0.00
2.	22.11.2001	13.12.2001	14,53		9,69		8,19		7,69		0	0.00
3.	06.06.2003	23.06.2003	12,95		8,63		7,13		6,63		0	0.00
4.	06.06.2003	15.12.2003	16,76	**	11,17		9,67		9,17		0	0.00
5.	06.06.2003	03.12.2004	18,63	**	12,42		10,92		10,42		0	0.00
6.	17.06.2005	02.12.2005	23,30	**	15,53		14,03		13,53		0	0.00
7.	17.06.2005	21.03.2006	24,85	**	16,57		15,07		14,57		0	0.00
8.	17.06.2005	23.06.2006	23,02	**	15,35		13,85		13,35		0	0.00
9.	17.06.2005	13.12.2006	28,06	**	18,71		17,21		16,71		0	0.00
10.	17.06.2005	13.12.2007	—		28,75	**	27,25		26,75		0	0.00
11.	17.06.2005	20.06.2008	—		24,54	**	23,04		22,54		0	0.00
12.	17.06.2005	11.12.2008	—		11,36	**	9,86		9,36		5,334	49,926.24
13.	18.06.2009	10.12.2009	—		—		16,54	***	16,04		0	0.00
14.	18.06.2009	18.03.2010	—		—		20,00	***	19,50		0	0.00
15.	18.06.2009	09.12.2010	—		—		20,15	***	19,65		0	0.00
16.	18.06.2009	16.03.2011	—		—		19,37	***	18,87		0	0.00
17.	18.06.2009	24.06.2011	—		—		—		18,50	***	0	0.00
18.	18.06.2009	16.12.2011	—		—		—		12,32	***	0	0.00
Total:											5,334	49,926.24

(*) The exercise price per share in relation to the Company’s Stock Option Plans, as this was initially determined by decisions of the General Meetings of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 respectively, and subsequently adjusted as a consequence of the decision of the General Meeting dated 15.10.2007 to issue bonus shares. The exercise price per share in relation to the Company’s Stock Option Plans adjusted further as a consequence of the decision of the Extraordinary General Meeting of the Company dated 16.10.2009 and the decision of the Annual General Meeting of the Company dated 06.05.2011 to return capital to its shareholders.

(**) Denotes that such exercise price was calculated as the average of the Company’s share price at close of trading on the Athens Exchange over the last ten (10) business days prior to the relevant decision of the Board of Directors that granted the Options.

(***) Denotes that such exercise price was equal to the closing price of the Company’s share on the Athens Exchange on the Grant Date.

4.             The payment of the share capital increase of the Company was completed on February 20, 2012 and was certified by virtue of a decision of the Company’s Board of Directors dated February 24, 2012. The Ministry of Development, Competitiveness and Shipping proceeded to the registration of the share capital increase and the certification of its payment with the Companies Registry pursuant to its announcement number K2-1538/5.3.2012 & K2-1557/5.3.2012.

5.             As a result of the exercise of the afore-mentioned Options, the share capital of the Company was increased by €8,001 whereas the share premium account was increased by €41,925.24. As a result, the share capital of the Company amounts to €549,821,013 and is divided into 366,547,342 ordinary shares of a nominal value of €1.50 each.

6.             The Company will proceed to all necessary actions required by law in order to effect the listing of the new shares on the Athens Stock Exchange.

The person responsible for the accuracy of the information related to the Stock Option Plan is Mr. Vassilis Fragoulis, Group Rewards Manager, tel.: +30 210 618 3312. Interested parties may obtain a copy of this document from the Company’s registered seat (9 Fragoklissias Street, Maroussi) and in electronic form from the Company’s website (www.coca-colahellenic.com), as well as on the website of the Athens Exchange www.ase.gr.

INQUIRIES:

Company contacts: Coca-Cola Hellenic Oya Gur Director Investor Relations	Tel: +30 210 61 83 255 email: oya.gur@cchellenic.com

For elements of the Stock Option Plan

Vassilis Fragoulis Group Rewards Manager	Tel: +30 210 61 83 312 email: vassilis.fragoulis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 570 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces trading date of new ordinary shares resulting from exercise of Stock Options

Athens, Greece — 19 March 2012 - Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, the “Company”) announces that as of 21 March 2012, a total of 5,334 new ordinary shares will commence trading on the Athens Exchange. The new shares have been issued as a result of an increase in the share capital of Coca-Cola Hellenic amounting to €8,001 following the exercise of Stock Options by employees of Coca-Cola Hellenic and of its affiliated companies.

The share capital of the Company now amounts to €549,821,013 divided into 366,547,342 shares with a nominal value of €1.50 each.

The new 5,334 shares have been distributed to a total of 1 Option holder as follows:

Number of plan	Date of approval by the General Meeting	Date of approval by the Board of Directors	Exercise price in EUR before the issuance of bonus shares*		Exercise price in EUR after the bonus issuance and before the adjustment for capital return*		Adjusted exercise price in EUR following the 2009 capital return*		Adjusted exercise price in EUR following the 2011 capital return*		Options exercised / Shares granted	Amount in Euros
1.	22.11.2001	13.12.2001	12,08		8,05		6,55		6,05		0	0.00
2.	22.11.2001	13.12.2001	14,53		9,69		8,19		7,69		0	0.00
3.	06.06.2003	23.06.2003	12,95		8,63		7,13		6,63		0	0.00
4.	06.06.2003	15.12.2003	16,76	**	11,17		9,67		9,17		0	0.00
5.	06.06.2003	03.12.2004	18,63	**	12,42		10,92		10,42		0	0.00
6.	17.06.2005	02.12.2005	23,30	**	15,53		14,03		13,53		0	0.00
7.	17.06.2005	21.03.2006	24,85	**	16,57		15,07		14,57		0	0.00
8.	17.06.2005	23.06.2006	23,02	**	15,35		13,85		13,35		0	0.00
9.	17.06.2005	13.12.2006	28,06	**	18,71		17,21		16,71		0	0.00
10.	17.06.2005	13.12.2007	—		28,75	**	27,25		26,75		0	0.00
11.	17.06.2005	20.06.2008	—		24,54	**	23,04		22,54		0	0.00
12.	17.06.2005	11.12.2008	—		11,36	**	9,86		9,36		5,334	49,926.24
13.	18.06.2009	10.12.2009	—		—		16,54	***	16,04		0	0.00
14.	18.06.2009	18.03.2010	—		—		20,00	***	19,50		0	0.00
15.	18.06.2009	09.12.2010	—		—		20,15	***	19,65		0	0.00
16.	18.06.2009	16.03.2011	—		—		19,37	***	18,87		0	0.00
17.	18.06.2009	24.06.2011	—		—		—		18,50	***	0	0.00
18.	18.06.2009	16.12.2011	—		—		—		12,32	***	0	0.00
Total:											5,334	49,926.24

(*) The exercise price per share in relation to the Company’s Stock Option Plans, as this was initially determined by decisions of the General Meetings of the Company dated 22.11.2001, 06.06.2003 and 17.06.2005 respectively, and subsequently adjusted as a consequence of the decision of the General Meeting dated 15.10.2007 to issue bonus shares. The exercise price per share in relation to the Company’s Stock Option Plans adjusted further as a consequence of the decision of the Extraordinary General Meeting of the Company dated 16.10.2009 and the decision of the Annual General Meeting of the Company dated 06.05.2011 to return capital to its shareholders.

(**) Denotes that such exercise price was calculated as the average of the Company’s share price at close of trading on the Athens Exchange over the last ten (10) business days prior to the relevant decision of the Board of Directors that granted the options.

(***) Denotes that such exercise price was equal to the closing price of the Company’s share on the Athens Exchange on the Grant Date.

The Board of Directors approved the share capital increase, which does not constitute an amendment of the Company’s Articles of Association, on February 24, 2012 in accordance with the resolutions of the General Meetings listed above. The Ministry of Development, Competitiveness and Shipping approved and registered the share capital increase with the Registry of Societes Anonymes pursuant to its announcements no. K2-1538/5.3.2012 & K2-1557/5.3.2012.

The Board of Directors of the Athens Exchange approved on 16 March 2012 the commencement of trading of the 5,334 new ordinary shares of the Company.

The Board of Directors of the Company has resolved that trading of the above new shares on the Athens Exchange will commence on 21 March 2012. The new shares will be credited to the securities accounts (SAT accounts) of the beneficial shareholders before such date. The opening price of the Company’s shares on the above date will be determined in accordance with the Regulation of the Athens Exchange.

Information pursuant to article 4 para. 2f of Law 3401/2005 is available at the offices of the Company at Maroussi, Attiki (9 Fragoklissias Street), and in electronic form on the website of the Company www.coca-colahellenic.com ,as well as on the website of Athens Exchange www.ase.gr

INQUIRIES:

Company contacts:
Coca-Cola Hellenic
Oya Gur	Tel: +30 210 61 83 255
Investor Relations Director	email: oya.gur@cchellenic.com

FOR ELEMENTS OF THE STOCK OPTION PLAN
Vassilis Fragoulis	Tel: +30 210 61 83 312
Group Rewards Manager	email: vassilis.fragoulis@cchellenic.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 570 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announced today filings with Hellenic Capital Market Commission

Athens, Greece — 23 March 2012 — Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, “Company”) announced today the filing with the Hellenic Capital Market Commission of its Statutory Annual Report for 2011, in accordance with article 4 of Law 3556/2007.

The Statutory Annual Report is available on the Athens Exchange website at www.ase.grand on the Company’s website at www.coca-colahellenic.com.

The Statutory Annual Report includes the opinion of its independent auditors, PricewaterhouseCoopers S.A., on the Group’ consolidated IFRS financial statements as well as the Parent Company’s IFRS financial statements.

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Pendomer Communications LLP Greg Quine	Tel: (+44) 0 2036035222 email: greg.quine@pendomer.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 570 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces internal corporate structure changes

Athens, Greece — 28 March 2012 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic) announces that its Board of Directors approved today certain changes to Coca-Cola Hellenic’s corporate structure, subject to regulatory approval and approval by shareholders at the Annual General Meeting on 25 June 2012.

Under the proposed transaction Coca-Cola Hellenic’s Greek operating assets and liabilities will be transferred to a wholly-owned subsidiary of Coca-Cola Hellenic in accordance with the provisions of Greek Law 2166/1993. The effective date for the transformation of the balance sheet will be 31 March 2012. The transaction does not require a valuation and will be undertaken based on book values, which will be verified by the certified auditing firm PwC. The completion of the transaction is expected to take place in the third quarter of 2012.

The proposed changes in the corporate structure which brings the operations in Greece in line with the majority of Group operations in other countries is intended to reduce complexity and will not have any impact on Coca-Cola Hellenic’s customers, employees or shareholders. It will ensure a clear distinction between Coca-Cola Hellenic, which manages operations in 28 countries, and its operations in Greece, which produces, distributes and sells Coca-Cola Hellenic’s products in Greece.

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Pendomer Communications LLP Greg Quine	Tel: (+44) 0 2036035222 email: greg.quine@pendomer.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 570 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces filing with the U.S. Securities and Exchange Commission

Athens, Greece — 2 April 2012 — Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”, “Company”) announces the filing with the United States Securities and Exchange Commission (“SEC”) of its Annual Report on Form 20-F for the fiscal year ended 31 December 2011 (the “20-F”), on 30 March 2012.

The 20-F is available on the SEC’s website at http://www.sec.gov as well as on the Company’s website at http://www.coca-colahellenic.com. The Company will make available, upon the request of any interested shareholder, a hard copy of the 20-F free of charge.

The 20-F includes the opinions of the Company’s management and of its independent auditors, PricewaterhouseCoopers S.A., on the effectiveness of Coca-Cola Hellenic’s internal controls over financial reporting pursuant to the requirements and standards of Article 404 of the Sarbanes-Oxley Act. Coca-Cola Hellenic is pleased to announce that its management has concluded that the Company’s internal controls over financial reporting were in all material respects effective as at 31 December 2011.

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Pendomer Communications LLP Greg Quine	Tel: (+44) 0 2036035222 email: greg.quine@pendomer.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 570 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces effective date of Chief Financial Officer succession

Athens, Greece — 2 April 2012 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, the Group) announced that Michalis Imellos will assume the position of Chief Financial Officer, effective 2 April 2012. Mr Imellos is succeeding Robert Murray, who has recently decided to return to his native USA.

Dimitris Lois, Chief Executive Officer of Coca-Cola Hellenic, commented “On behalf of the entire Group I would like to thank Rob for his leadership and exceptional commitment. As Chief Financial Officer during the last four years, he has played an integral role in driving our strategic initiatives. At the same time, I am delighted to welcome Michalis to his new position. Michalis’ track record, financial acumen, drive for results and leadership skills provide a solid foundation for his contribution to Coca-Cola Hellenic’s success.”

Mr. Imellos joined Coca-Cola Hellenic in July 2008 as Region Finance Director for several of Coca-Cola Hellenic’s markets including Greece, Cyprus, Nigeria, Romania, Moldova, Serbia & Montenegro and Bulgaria. In July 2011, Mr Imellos was appointed General Manager of Coca-Cola Hellenic’s operations in Romania & Moldova.

Mr Imellos started his career with Ernst & Young. Prior to joining Coca-Cola Hellenic, Mr. Imellos held various senior management positions with Xerox for eleven years, including Office Europe Finance Director and European Mergers & Acquisitions Director.

Mr. Imellos is a UK-qualified Member of the Institute of Chartered Accountants in England and Wales. He holds a BSc degree in Physics & Computing from the University of Athens.

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Pendomer Communications LLP Greg Quine	Tel: (+44) 0 2036035222 email: greg.quine@pendomer.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 570 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Conference call invitation for investors and analysts

First Quarter 2012 results on Thursday 10 May 2012

Athens, Greece — 10 April 2012 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, Company) announced today that it would release its first quarter 2012 results on Thursday 10 May, 2012 at 8:30 am Athens Time, 6:30 am London Time, 1:30 am New York Time. The press release will be available as of that time on the company website: www.coca-colahellenic.com.

Coca-Cola Hellenic’s management will host a conference call with financial analysts, discussing the results on:

Date:	Thursday 10 May 2012

Time:	4:00 pm Athens Time
2:00 pm London Time
9:00 am New York Time

Duration:	1 Hour

Participants should dial one of the following numbers and quote ‘Coca-Cola Hellenic’:

Greek participants please dial	00800 4413 1378
US participants please dial	+1 866 819 7111
UK participants please dial	0800 953 0329
Other Intl’ participants please dial	+44 1452 542 301

The conference call, which will include management’s remarks, followed by a question and answer session, will last approximately one hour.

Alternatively, participants can log on to www.coca-colahellenic.com/investorrelations/Webcasts/ for a live audio webcast of the conference call. Please dial-in approximately 10 minutes ahead of the scheduled start time to ensure your participation.

Replay after the conference call:

This service will be available until and including 17 May 2012

Greece and other international callers please dial	+44 1452 55 00 00
US callers please dial	1866 247 4222
UK callers please dial	0800 953 1533

Access code: 1602505#

Replay through the Internet:

An audio archive of the same replay can also be accessed following the conference call through the Internet at www.coca-colahellenic.com/investorrelations/Webcasts/. This service will be available until 24 May 2012.

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Pendomer Communications LLP Greg Quine	Tel: (+44) 0 2036035222 email: greg.quine@pendomer.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 570 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

Coca-Cola Hellenic Bottling Company S.A.

announces the publication of prospectus relating to EUR 3,000,000,000
Euro Medium Term Note Programme

Athens, Greece — 11 April 2012 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola Hellenic, Company) announces today that the following prospectus has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus dated 10 April 2012 relating to the €3,000,000,000 Euro Medium Term Note Programme of Coca-Cola HBC Finance B.V. as issuer and Coca-Cola Hellenic Bottling Company S.A. as guarantor.

The Base Prospectus approval relates to the update of the company’s Euro Medium Term Note Programme, and to the increase of its size from €2,000,000,000 to €3,000,000,000, and does not relate to any issuance of notes thereunder.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.coca-colahellenic.com/investorrelations/Debtholders/Fundingsources/

ENQUIRIES

Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email : oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Pendomer Communications LLP Greg Quine	Tel: (+44) 0 2036035222 email: greg.quine@pendomer.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has broad geographic footprint with operations in 28 countries serving a population of more than 570 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Director of Strategic Development & Company Secretary

Date: May 2, 2012